UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   March 6, 2006

AMERICAN NATIONAL BANKSHARES INC.
(Exact name of registrant as specified in its charter)

Virginia	0-12820	54-1284688
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA	24541
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 434-792-5111

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On February 28, 2006, the Board of Directors of American National Bankshares Inc. ("American National") reported the following director retirements:

(1) Richard G. Barkhouser, age 75, will retire from the Board of Directors pursuant to American National's retirement policy for directors. Mr. Barkhouser's retirement will be effective with the Annual Meeting of Shareholders, to be held April 25, 2006.

(2) Willie G. Barker, Jr., age 69, has chosen to retire from the Board of Directors effective with the Annual Meeting of Shareholders, to be held April 25, 2006. Mr. Barker is eligible to become Director Emeritus, and the Board of Directors, upon recommendation from its Corporate Governance and Nominating Committee, intends to appoint Mr. Barker as such for the period April 25, 2006 through April 24, 2007.

These retirements will reduce the size of the Board of Directors from twelve to ten persons. Pursuant to the merger agreement between American National and Community First Financial Corporation ("Community First"), one member of the Board of Directors for Community First will be named to American National's Board of Directors within a reasonable period of time following the merger. Pending required approvals, the merger is expected to occur on or about April 1, 2006. After consummation of the merger, American National's Board intends to increase its size to eleven persons and name Dr. Frank C. Crist, Jr. as a director. Dr. Crist, age 60, is the President of Brady & Crist Dentists, Inc., and is presently the Chairman and Interim Chief Executive Officer of Community First. It is currently anticipated that this appointment will take place following American National's 2006 Annual Meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 6, 2006   s/ Neal A. Petrovich

Senior Vice President and Chief Financial Officer